UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

Hutchison Telecommunications International Limited

(Name of the Issuer)

Hutchison Telecommunications International Limited

Hutchison Telecommunications Holdings Limited

Hutchison Whampoa Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.25 each

American Depositary Shares, each representing 15 Ordinary Shares

(Title of Class of Securities)

44841T 10 7 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Calvin C. Lai, Esq.	David W. Hirsch, Esq.
Freshfields Bruckhaus Deringer	Cleary Gottlieb Steen & Hamilton LLP
11th Floor	Bank of China Tower
Two Exchange Square	One Garden Road
Hong Kong	Hong Kong
Tel: (852) 2846 3400	Tel: (852) 2521 4122

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
US$541,186,623.59	US$38,586.61

*                 Estimated for purposes of calculating the filing fee only.  This calculation assumes the cancellation of 1,908,740,622 ordinary shares (either directly or in the form of American Depositary Shares, each representing 15 ordinary shares), par value HK$0.25 each, of Hutchison Telecommunications International Limited, which represents all ordinary shares outstanding on the date hereof and not owned by Hutchison Telecommunications Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, at a cancellation price of HK$2.20 per ordinary share or HK$33.00 per American Depositary Share, net in cash, converted to US dollars for the purpose of calculating the filing fee using the exchange rate of HK$7.7593 to US$1.00 reported by Bloomberg as of 12:00 noon in Hong Kong on March 11, 2010.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals US$71.30 per US$1,000,000 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates.  These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	US$38,586.61

Form of Registration No.:	Schedule 13E-3

Filing Party:	Hutchison Telecommunications International Limited, Hutchison Telecommunications Holdings Limited and Hutchison Whampoa Limited

Date Filed:	March 15, 2010

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (“SEC”) on March 15, 2010, as amended and supplemented (the “Schedule 13E-3”), by (1) Hutchison Telecommunications International Limited (“HTIL”), a company incorporated in the Cayman Islands with limited liability, (2) Hutchison Telecommunications Holdings Limited (the “Offeror”), a company incorporated in the British Virgin Islands with limited liability, and (3) Hutchison Whampoa Limited (“HWL”), a company incorporated in Hong Kong with limited liability.

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the Scheme Document (the “Scheme Document”) attached as exhibit (a)(3)(1) to the Schedule 13E-3.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in Part VII of the Scheme Document under the heading “The Privatisation of HTIL” in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” beginning on page 76 of the Scheme Document, as previously amended and supplemented, is hereby further amended and supplemented as follows:

By replacing the three bullet points of the second paragraph under the heading “The Privatisation of HTIL” with the following:

•                  In August 2008, executive officers of HTIL (including Mr. Lui Dennis Pok Man and Mr. Nicky Lee) received an approach from a third party through the introduction of Goldman Sachs regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

•                  In December 2008, executive officers of HTIL (including Mr. Lui, Mr. Christopher John Foll and Mr. Chan Ting Yu) received an approach from another third party regarding the potential sale of HTIL’s remaining operations with the exception of Thailand.

•                  In August 2009, executive officers of HTIL (including Mr. Lui and Mr. Foll) received an approach from another third party through the introduction of J.P. Morgan regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

By replacing the first two sentences of the sixth paragraph under the heading “The Privatisation of HTIL” with the following:

In the morning of 4 January 2010, during a regular management review meeting amongst a small group of senior management of HWL (including Mr. Canning Fok Kin-ning, Ms. Susan Chow Woo Mo Fong and Mr. Donald Jeffrey Roberts), the possibility of privatising HTIL was raised.  Following discussions of the general outlines of a possible proposal, Ms. Chow approached representatives of HTIL (including Mr. Lui, Mr. Foll and Mr. Chan) regarding a possible general offer to HTIL’s shareholders and option holders and informed them that an announcement on the subject pursuant to the Takeovers Code may be imminent.

By replacing the first sentence of the seventh paragraph under the heading “The Privatisation of HTIL” with the following:

On 4 January 2010, in pursuit of its intention to make a proposal regarding a possible privatisation of HTIL, HWL also contacted representatives of Goldman Sachs and HWL’s outside legal counsel with respect to Hong Kong and US laws, Woo, Kwan, Lee & Lo (“WKLL”) and Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), respectively, and outside legal counsel with respect to Cayman Islands laws, Conyers Dill & Pearman (“Conyers”), in order to discuss the potential privatisation.

By replacing the eighth paragraph under the heading “The Privatisation of HTIL” with the following:

Upon receipt of HWL’s approach on 4 January 2010, HTIL contacted representatives of HTIL’s outside legal counsel with respect to Hong Kong and US laws, Freshfields Bruckhaus Deringer (“Freshfields”), in order to discuss the possible proposal from HWL regarding the potential privatisation of HTIL.

By replacing the third sentence of the ninth paragraph under the heading “The Privatisation of HTIL” with the following:

For this purpose, commencing in the afternoon of 4 January 2010 and continuing on a daily basis through 8 January 2010, representatives of Cleary, Conyers, Freshfields and WKLL, as well as representatives of HWL, the Offeror, HTIL and Goldman Sachs, met or participated via conference call to discuss the procedural and substantive requirements of the proposed scheme of arrangement as a “going private” transaction under applicable Hong Kong, United States and Cayman Islands laws and regulations, drafts of a joint announcement setting forth the terms of the Share Proposal proposed by HWL and to consider other implications of the Proposals.

By replacing the tenth paragraph under the heading “The Privatisation of HTIL” with the following:

On 5 January 2010, representatives of HWL (including Ms. Chow, Mr. Roberts, Ms. Edith Shih and Ms. Bernardine Lam), HTIL (including Mr. Foll, Mr. Chan and Ms. Louise Lee), Goldman Sachs and Freshfields met and/or participated via conference call with representatives of Somerley to discuss Somerley’s due diligence requirements as the potential independent financial adviser to HTIL in connection with the Proposals.

By replacing the first sentence of the eleventh paragraph under the heading “The Privatisation of HTIL” with the following:

On 5 January 2010, a representative of HWL (Ms. Lam) contacted representatives of Asian Capital to discuss the retention of Asian Capital (and its due diligence requirements) as the independent financial adviser to the Offeror and HWL for purposes of Rule 2.4 of the Takeovers Code.

By replacing the fourteenth paragraph under the heading “The Privatisation of HTIL” with the following:

On 6 January 2010, representatives of HTIL (including Mr. Foll, Mr. Chan and Mr. Nicky Lee) and Somerley met at which meeting Somerley carried out preliminary due diligence relating to HTIL and the Proposals.

By replacing the first sentence of the fifteenth paragraph under the heading “The Privatisation of HTIL” with the following:

On 6 January 2010, a draft of the joint announcement was submitted to the SFC for comment, with a copy provided to the Stock Exchange, and further discussions were held among HWL, the Offeror, HTIL, Cleary, Conyers, Freshfields and WKLL.

By replacing the twentieth paragraph under the heading “The Privatisation of HTIL” with the following:

Commencing 12 January 2010, the legal counsels of HWL, the Offeror and HTIL (Conyers, Cleary, WKLL and Freshfields), as well as representatives of Goldman Sachs, Somerley, HWL, the Offeror and HTIL, met and/or participated via conference call to further discuss the applicable legal and regulatory requirements of the Proposals as well as the preparation of this Scheme Document and other documentation to be sent to HTIL Shareholders, HTIL Optionholders and HTIL ADS Holders.

By replacing the twenty-second paragraph under the heading “The Privatisation of HTIL” with the following:

On 25 January 2010, representatives of HTIL (including Mr. Foll, Mr. Chan and Mr. Lee) and Somerley met at which meeting Somerley carried out further due diligence relating to HTIL and the Proposals.

By replacing the twenty-fourth paragraph under the heading “The Privatisation of HTIL” with the following:

Commencing on 6 February 2010, executive officers and directors of HTIL (including Mr. Foll and Mr. Chan) provided representatives of Somerley with comments and suggestions relating to Somerley’s presentation and the preparation of Somerley’s report and opinion.

By replacing the twenty-fifth paragraph under the heading “The Privatisation of HTIL” with the following:

On 4 March 2010, the HTIL Independent Board Committee and representatives of HTIL (including Mr. Chan and Ms. Lee) met and/or participated via conference call to discuss the procedures and process to be followed by the HTIL Independent Board Committee in reaching the determination that would be reflected in its letter to the HTIL Independent Shareholders (including HTIL ADS Holders) and the HTIL Optionholders.

By replacing the twenty-sixth paragraph under the heading “The Privatisation of HTIL” with the following:

On 5 March 2010, executive officers and representatives of HTIL (including Mr. Foll and Mr. Lee) met and/or participated via conference call with representatives of Somerley to update Somerley on the financial statements of HTIL.

Item 7.  Purposes, Alternatives, Reasons and Effects.

The disclosure in Part VII of the Scheme Document under the heading “The Privatisation of HTIL” in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” beginning on page 76 of the Scheme Document, as previously amended and supplemented, is hereby further amended and supplemented as provided in Item 5.

Item 8.  Fairness of the Transaction.

The disclosure in Part VII of the Scheme Document, as previously amended and supplemented, is hereby further amended and supplemented by adding the following sentences at the end of the third bullet point in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.1  The Offeror and HWL” on page 83 of the Scheme Document:

HWL and the Offeror believe that the consolidated net tangible asset value per HTIL Share is a better measurement of value than the consolidated net asset value per HTIL Share because goodwill is difficult to value in relation to the remaining businesses of HTIL which are making operating losses and generate negative cash flow.  In such a situation, most investors discount goodwill by some significant percentage.

The disclosure in Part VII of the Scheme Document, as previously amended and supplemented, is hereby further amended and supplemented by adding the following paragraph as the last paragraph under the subheading “9.  Comparison with privatisation precedents in Hong Kong” under the heading “Summary of Report and Opinion of the Independent Financial Adviser” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.2  HTIL” on page 98 of the Scheme Document:

Subsequent to the date of the Scheme Document, Somerley has advised HTIL that, although the Somerley presentation dated 5 February 2010 included two measures, “average” and “median” with respect to the comparison with privatisation precedents in Hong Kong, Somerley decided while preparing its final opinion letter that setting out two differently measured “averages” may not provide additional material value to the HTIL Shareholders but rather potentially be confusing or misleading.  Somerley believed

“median” is an appropriate benchmark in analyzing the privatisation precedents because “arithmetic mean” could be distorted by extreme values at either end of a distribution.  As “median” is a well-known and widely used average, Somerley selected this line-item for inclusion in its opinion letter.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

The disclosure in Part VII of the Scheme Document, as previously amended and supplemented, is hereby further amended and supplemented by replacing the third, fourth, fifth and sixth sentences of the seventh paragraph under the heading “The Privatisation of HTIL” in Part VII of the Scheme Document under the caption “US Special Factors — 1.  Past Contacts, Transactions, Negotiations and Agreements — 1.1  Past Contacts, Transactions and Negotiations” beginning on page 76  of the Scheme Document with the following (and the information set forth in the seventh paragraph is incorporated herein by reference):

In the afternoon of 4 January 2010, representatives of Goldman Sachs gave a preliminary presentation to HWL and the Offeror, which was updated and provided to HWL and the Offeror in final form on 8 January 2010.  The presentations included (1) an overview of the HTIL shareholding structure, (2) summaries and/or analyses of historical trading data for the HTIL Shares and HTIL ADSs, (3) financial analyses at various potential offer prices, (4) an analysis of selected precedent take-private transactions in Hong Kong and (5) summaries of research analysts’ recommendations, estimates and price targets for the HTIL Shares.  The January 4 preliminary presentation also described the general process, timetable and documentation requirements for a privatisation transaction, and provided a comparison of possible transaction structure alternatives.  Due to time limitations, the January 4 preliminary presentation was prepared without consultation with HWL and the Offeror and was based on publicly available financial information regarding HTIL, as well as certain assumptions regarding the transaction structure that proved to be different from that contemplated by HWL and the Offeror.  HWL and the Offeror believe that reviewing the January 4 preliminary presentation, or comparing it with the January 8 final presentation, may cause confusion among HTIL Shareholders and HTIL ADS Holders since the preliminary presentation includes information regarding an assumed transaction structure that does not correctly describe the transaction structure actually proposed by HWL and the Offeror and analyses based on outdated financial information; accordingly, HWL and the Offeror strongly urge HTIL Shareholders and HTIL ADS Holders not to give undue regard to the January 4 preliminary presentation.  The January 4 preliminary presentation was updated, corrected and superseded by the January 8 final presentation, which reflected the transaction structure as confirmed by HWL and the Offeror, as well as updated draft financial information relating to the cash balance and an intercompany liability of HTIL as of 31 December 2009.  The January 8 final presentation contains all material information that was relied upon by the management of HWL or of the Offeror with respect to the Share Proposal.

The disclosure in Part VII of the Scheme Document, as previously amended and supplemented, is hereby further amended and supplemented by replacing the first sentence of the last paragraph under the heading “Other Information” in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.4  Summary of Financial Analyses of Goldman Sachs” on page 112 of the Scheme Document with the following:

The Offeror has agreed to pay Goldman Sachs a fee of US$1 million for its services as financial adviser to the Offeror regarding the potential privatisation of HTIL and to reimburse Goldman Sachs for certain of its reasonable out-of-pocket expenses.

The disclosure in Part VII of the Scheme Document, as previously amended and supplemented, is hereby further amended and supplemented by replacing the first sentence of the last paragraph in Part VII of the Scheme Document under the caption “US Special Factors — 3.  Fairness — 3.5  Asian Capital” on page 113 of the Scheme Document with the following:

Pursuant to an engagement letter, dated 7 January 2010, among the Offeror, HWL and Asian Capital, the Offeror and HWL agreed to pay Asian Capital HK$180,000 for its services and to reimburse Asian Capital for its reasonable out-of-pocket expenses.

Item 16.  Exhibits.

Item 16 is hereby supplemented by the addition of the following exhibit:

Exhibit Number	Description
(c)(5)	Goldman Sachs preliminary presentation, dated January 4, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher John Foll
Name:	Christopher John Foll
Title:	Executive Director and Chief Financial Officer
Date:	May 3, 2010

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director
Date:	May 3, 2010

HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Deputy Group Managing Director
Date:	May 3, 2010

Exhibit Index

Exhibit Number	Description

(a)(3)(1)	Scheme Document, dated March 15, 2010.*

(a)(3)(2)	Form of proxy card of the Court Meeting for Scheme Shareholders of HTIL.*

(a)(3)(3)	Form of proxy card of the Extraordinary General Meeting for Shareholders of HTIL.*

(a)(3)(4)	Form of voting instruction card for holders of ADSs.*

(a)(3)(5)

Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of HTIL, Extraordinary General Meeting for Shareholders of HTIL, Termination of the Deposit Agreement and Closure of the ADS Facility, dated March 15, 2010.*

(a)(3)(6)	Amended form of voting instruction card for holders of ADSs (incorporated by reference to Exhibit 1.4 to HTIL’s Report on Form 6-K furnished to the SEC on April 26, 2010).

(a)(3)(7)

Amended Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of HTIL, Extraordinary General Meeting for Shareholders of HTIL, Termination of the Deposit Agreement and Closure of the ADS Facility.**

(a)(5)(1)

Announcement dated January 4, 2010 of HTIL regarding the suspension of trading of HTIL’s Shares on the Main Board of The Stock Exchange of Hong Kong Limited (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 4, 2010).

(a)(5)(2)

Press Release dated January 4, 2010 of HTIL regarding the trading halt of HTIL’s ADSs on the New York Stock Exchange (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 5, 2010).

(a)(5)(3)

Joint Announcement dated January 8, 2010 of HTIL, HWL and the Offeror relating to the proposed privatization of HTIL by the Offeror by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(4)

Joint Press Release dated January 8, 2010 of HTIL and HWL regarding the proposed privatization of HTIL (incorporated by reference to Exhibit 1.3 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(5)

Announcement dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(6)

Press Release dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(7)

Joint Announcement dated January 28, 2010 of HTIL, HWL and the Offeror relating to the extension of time for the dispatch of the scheme document in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on

January 28, 2010).

(a)(5)(8)	Joint Announcement dated March 15, 2010 of HTIL, HWL and the Offeror relating to the dispatch of the scheme document and option proposal letters in connection with the proposed privatization of HTIL.*

(a)(5)(9)	Joint Press Release dated March 14, 2010 of HTIL and HWL relating to the dispatch of the scheme document in connection with the proposed privatization of HTIL.*

(a)(5)(10)

Joint Announcement dated April 22, 2010 of HTIL, HWL and the Offeror on closure of registers of members of HTIL and other matters relating to the proposed privatization of HTIL by way of a scheme of arrangement under Cayman Islands law (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on April 22, 2010).

(a)(5)(11)

Letter dated April 27, 2010 from HTIL to its shareholders (including ADS holders) with reminder regarding the court meeting and the extraordinary general meeting of HTIL to be held on May 12, 2010, and certain actions to be taken, in relation to the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on April 26, 2010).

(b)	None.

(c)(1)

Letter from Somerley Limited, the independent financial adviser to the independent board committee of HTIL, dated March 15, 2010 (included in “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” of the Scheme Document filed herewith as Exhibit (a)(3)(1)).

(c)(2)	Presentation given by Somerley Limited, the independent financial adviser to the independent board committee of HTIL, on February 5, 2010.*

(c)(3)	Letter from Asian Capital (Corporate Finance) Limited, the independent financial adviser to the boards of HWL and the Offeror, dated January 21, 2010.*

(c)(4)	Goldman Sachs Presentation, dated January 8, 2010.*

(c)(5)	Goldman Sachs preliminary presentation, dated January 4, 2010.

(d)	None.

(f)	None.

(g)	None.

*  Previously filed with the Schedule 13E-3 on March 15, 2010.

**  Previously filed with Amendment No. 2 to the Schedule 13E-3 on April 27, 2010.